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SEC 18005438

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SEC
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MAR 01 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Summer Street, Suite 200
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 17th Flr	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, I. Benjamin Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates, LLC, as of December, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ABIGAYLE ANNE CHURCHILL
Notary Public
Massachusetts
My Commission Expires
Jun 21, 2024

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVINGTON ASSOCIATES LLC

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Covington Associates LLC**

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Covington Associates LLC (the "Company") as of December 31, 2017 and 2016, the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption) as of December 31, 2017 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2003.

Marcum LLP

Boston, MA
February 28, 2018

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2017	December 31 2016
ASSETS		
Cash and cash equivalents	$ 560,630	$ 1,309,369
Accounts receivable	101,079	1,441,907
Due from members	-	24,000
Other assets	49,803	26,476
Office furniture and equipment, net of accumulated depreciation of $387,998 in 2017 and $271,950 in 2016	245,745	337,474
	$ 957,257	$ 3,139,226
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 16,144	$ 23,071
Deferred rent	81,066	69,696
Accrued payroll	14,290	35,946
Total Liabilities	111,500	128,713
Commitments and contingencies		
Members' equity	845,757	3,010,513
	$ 957,257	$ 3,139,226

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

	For the Years Ended December 31 2017	2016
REVENUE:		
Placement fees	$ 10,552,779	$ 13,592,369
Consulting income	818,338	1,155,471
Other income	90,952	178,252
	$ 11,462,069	$ 14,926,092
EXPENSES:		
Salaries, wages and payroll taxes	1,281,130	1,271,961
Occupancy costs	314,678	255,838
Communications and data processing	63,250	68,552
General and administrative expenses	712,344	786,079
Consultants	4,068,486	4,387,711
Other operating expenses	602,416	789,765
Bad debt expense	567,278	74,685
	7,609,582	7,634,591
EXCHANGE GAIN	32,757	0
NET INCOME	$ 3,885,244	$ 7,291,501

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

MEMBERS' EQUITY, January 1, 2016	$ 1,819,012
Net income	7,291,501
Distributions to members	(6,100,000)
MEMBERS' EQUITY, December 31, 2016	3,010,513
Net income	3,885,244
Distributions to members	(6,050,000)
MEMBERS' EQUITY, December 31, 2017	$ 845,757

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31	
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,885,244	$ 7,291,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	116,048	47,799
Deferred rent	11,370	69,696
Bad debt expense	567,278	74,685
Change in operating assets and liabilities:		
Accounts receivable	773,550	(1,101,894)
Other assets	(23,327)	58,728
Accounts payable	(6,927)	(6,298)
Accrued payroll	(21,656)	(1,292)
Total adjustments	1,416,336	(858,576)
Net cash provided by operating activities	5,301,580	6,432,925
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchases of office furniture and equipment	(24,319)	(283,899)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net changes in due from members	24,000	24,000
Distributions to members	(6,050,000)	(6,100,000)
Net cash used by financing activities	(6,026,000)	(6,076,000)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(748,739)	73,026
CASH AND CASH EQUIVALENTS, beginning of year	1,309,369	1,236,343
CASH AND CASH EQUIVALENTS, end of year	$ 560,630	$ 1,309,369

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

A. Organization and Nature of Business:

Covington Associates LLC (the "Company') was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company derives placement fees and advisory fees from providing investment banking services. The Company recognizes revenue when persuasive evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collectability is reasonably assured.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers certificate of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2017 and 2016, all of the Company's cash is held at two financial institutions.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which range from three to ten years.

Advertising:

The Company expenses advertising costs as incurred. Advertising expenses amounted to $101,682 and $49,656 for the years ended December 31, 2017 and 2016, respectively.

B. Summary of Significant Accounting Policies - (continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts at December 31, 2017 and 2016. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded by the Company at December 31, 2017 and 2016 as uncollectible amounts were determined to be immaterial.

Use of estimates:
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company's earning. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

B. Summary of Significant Accounting Policies - (continued):

Income taxes (continued):

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its members, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued accounting guidance on the recognition of revenue from contracts with customers ("new revenue standard"). The new revenue standard requires entities to evaluate their revenue recognition arrangements using a five-step model to determine when a customer obtains control of a transferred good or service. The new revenue standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company has adopted the new revenue standard on January 1, 2018 using the modified retrospective approach and has determined that there will not be a cumulative-effect adjustment to opening retained earnings. The Company has completed the assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition. The Company's future financial statements will include additional disclosures as required by the new revenue standard.

Subsequent events:

The company has evaluated subsequent events through the date the financial statements were issued. There are no subsequent events that required recognition or disclosure.

C. Commitments and Contingencies:

During October 2016, the Company moved into a new office space in Boston, Massachusetts. The lease for this space expires in December 2023. The previous office space, which was also located in Boston, Massachusetts, had a lease that expired in December 2016.

C. Commitments and Contingencies - (continued):

As part of the lessor's requirement for leasing the new office space in Boston, the Company has a letter of credit for $150,000 which has not been drawn down upon at December 31, 2017. The Company received two and a half months of free rent. Rent expense has been recognized on a straight-line basis over the non-cancelable lease term which contains fixed annual rent increases. The difference between rent expense and payments made under the lease are reflected as deferred rent in liabilities on the Statements of Financial Condition. As of December 31, 2017 and 2016, there was deferred rent of $81,066 and $69,696, respectively.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,	
2018	$319,905
2019	327,014
2020	334,123
2021	341,232
2022	348,341
Thereafter	355,450
	$2,026,065

Rental expense charged to operations amounted to $302,098 and $246,881 for the years ended December 31, 2017 and 2016, respectively.

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or unasserted claims that would have a material adverse effect on the Company's financial statements.

D. Employee Benefits:

The Company sponsors a 401 (k) Plan. The 401 (k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. The Company contributed $40,824 and $79,395 in 2017 and 2016, respectively.

E. Net Capital Requirement:

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $443,130 which was $435,697 in excess of its required net capital of $7,433. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.25 to 1.

F. Major Customers:

During the year ended December 31, 2017, the Company derived gross revenues of $5,852,500 (51%) from three customers. There were no accounts receivable from these customers as of December 31, 2017. During the year ended December 31, 2016, the Company derived gross revenues of $$4,272,948 (29%) from two customers. There were no accounts receivable from these customer as of December 31, 2016.

G. Related Party Transactions:

Due from members represents amounts to be reimbursed by certain members for 401(k) contributions made by the Company on their behalf. As of December 31, 2017 and 2016, these reimbursements amounted to $0 and $24,000, respectively.

Schedule I

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

	Audited Net Capital
Computation of net capital:	
Total members' equity	$ 845,757
Less: non-allowable assets:	
Accounts receivable	(101,079)
Due from members	-
Other assets	(49,803)
Office furniture and equipment - net	(245,745)
Non-allowable assets from the statement of financial condition	(396,627)
Less: Haircuts	(6,000)
Net Capital	$ 443,130
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued payroll and deferred rent	$ 111,500
Total Aggregate Indebtedness	$ 111,500
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 7,433
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 7,433
Excess net capital	$ 435,697
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 284,210
Ratio of aggregate indebtedness to net capital	0.25 to 1

Reconciliation with Company's Computation

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm.

COVINGTON ASSOCIATES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2017

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

Schedule III

COVINGTON ASSOCIATES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2017

Information relating to possession or control requirement is not applicable to Covington Associates LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Covington Associates LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP
Boston, MA
February 28, 2018

Management's Exemption Report

I, as member of management of Covington Associates LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 17 C.F.R. § 240.15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2017 through December 31, 2017.

Covington Associates LLC

By:

Benjamin Dunn
Managing Member

2/28/18
Date